  EXHIBIT 14

Dinewise, Inc.

Code of Ethics

Our Company’s reputation for honesty and integrity is the sum of the personal reputations of our directors, officers and employees. To protect this reputation and to promote compliance with laws, regulations and Company policies, the Board of Directors has adopted this Code of Ethics. This Code is only one aspect of our commitment. You must be familiar with and comply with all Company policies including those contained in your employee handbook.

This Code states the basic standards of ethics and conduct to which all of our directors, officers and employees are held. These standards are designed to deter wrongdoing and promote honest and ethical conduct, but will not cover all situations.  There may be times when the law or local practice restricts your conduct to a greater extent than this Code.  In these cases you must comply with the law or local custom and practice, whichever is more restrictive.

If you have any doubts about the propriety of a situation, you should submit it in writing to our Company’s Chief Executive Officer, who will review the situation and take appropriate action in keeping with this Code, our other corporate policies and the law. If your concern relates to the Company’s Chief Executive Officer, you should submit your concern in writing to the Board of Directors of the Company. The mailing addresses of our Chief Executive Officer and our Board of Directors are included at the end of this Code.

Those who violate the standards stated in this Code will be subject to disciplinary action.

1.

Scope

You are subject to this Code if you are a director, officer or employee of the Company or any of its subsidiaries (or controlled entities).

2.

Honest and Ethical Conduct

We, as a Company, require honest and ethical conduct from everyone subject to this Code. Each of you has a responsibility to all other directors, officers, employees and to our Company itself, to act responsibly, in good faith and with competence and diligence. You are responsible to meet the Company’s ethical and legal standards without misrepresenting material facts or allowing your independent judgment to be subordinated.

3.

Compliance with Laws, Rules and Regulations

You are required to comply with both the letter and spirit of all applicable governmental laws, rules and regulations. Although you are not expected to know the details of all applicable laws, rules and regulations, you are expected to seek advice from your superiors at our Company (who will, if necessary, contact our outside counsel) if you have a question about any applicable laws, rules and regulations or if you are unsure whether certain conduct is illegal or unethical.

4.

Conflict of Interest

You must handle any actual or apparent conflict of interest in an ethical manner. Conflicts of interest are prohibited by Company policy and exist when a person’s private interest interferes in any way with the interest of our Company. For example, taking actions or having interests that interfere with your ability to effectively and objectively perform your work for our Company is a conflict of interest. Conflicts of interest may also arise if you receive, or a member of your family receives, an improper personal benefit as a result of your position with the Company.

Company policy prohibits conflicts of interest except under guidelines approved by the Board of Directors. The following standards apply to common situations where potential conflicts of interest may arise.

A.

Gifts and Entertainment

Personal gifts and entertainment offered by persons doing business with our Company may be accepted, when offered in the ordinary and normal course of the business relationship. However, the frequency and cost of any gifts or entertainment may not be so excessive that your ability to exercise independent judgment on behalf of our Company is or may appear to be compromised. Cash in any form is inappropriate and should not be accepted.

B.

Financial Interests In Other Organizations

The determination whether any outside investment, financial arrangement or other interest in another organization is improper depends on the facts and circumstances of each case. Your ownership of an interest in another organization may be inappropriate if the other organization has a material business relationship with, or is direct competitor of, our Company and your financial interest is of such a size that your ability to exercise independent judgment on behalf of our Company is or may appear to be compromised.  As a general rule, a passive investment would not likely be considered improper if it: (1) is in publicly traded shares; (2) represents less than 1% of the outstanding equity of the organization in question; and (3) represents less than 5% of your net worth. Other interests also may not be improper, depending on the circumstances.

C.

Outside Business Activities

The determination of whether any outside position an employee may hold is improper will depend on the facts and circumstances of each case. Your involvement in trade associations, professional societies, and charitable and similar organizations will not normally be viewed as improper. However, if those activities are likely to take substantial time from or otherwise conflict with your responsibilities to our Company, you should obtain prior approval from your supervisor. Other outside associations or activities in which you may be involved are likely to be viewed as improper only if they would interfere with your ability to devote proper time and attention to your responsibilities to our Company or if your involvement is with another company with which our Company does business or competes. No management personnel may engage in any outside employment, whether as an associate, officer, director, partner, trustee or proprietor with any company or firm without first obtaining the approval of the Chief Executive Officer (or the Board of Directors if the management personnel is an executive officer) For a director, employment or affiliation with a company with which our Company does business or competes must be fully disclosed to our Company’s Board of Directors and must satisfy any other standards established by applicable law, rule (including rule of any applicable stock exchange) or regulation and any other corporate governance guidelines that our Company may establish.

5.

Corporate Opportunities

You are prohibited from taking for yourself, personally, opportunities that are discovered through the use of corporate property, information or position, unless the Board of Directors has declined to pursue the opportunity. You may not use corporate property, information, or position for personal gain, or to compete with our Company. You owe a duty to our Company to advance its legitimate interests whenever the opportunity to do so arises.

6.

Fair Dealing

You should endeavor to deal fairly with our Company’s suppliers, customers, competitors and employees and with other persons with whom our Company does business. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

7.

Public Disclosures

It is our Company’s policy to provide full, fair, accurate, timely, and understandable disclosure in all reports and documents that we file with, or submit to, the Securities and Exchange Commission and in all other public communications made by our Company.

8.

Confidentiality

You should maintain the confidentiality of all confidential information entrusted to you by our Company or by persons with whom the Company does business, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public information that, if disclosed, might be used by our competitors or be harmful to our Company or persons with whom our Company does business.

9.

Insider Trading

If you have access to material, non-public information concerning our Company, you are not permitted to use or share that information for stock trading purposes or any purpose other than to conduct our Company’s business.  All non-public information about our Company should be considered confidential information.  Insider trading, which is the use of material non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information, is not only unethical but also illegal. The prohibition on insider trading applies not only to our Company’s securities, but also to securities of other companies if you learn of material, non-public information about these companies in the course of your duties to the Company.  Violations of this prohibition against “insider trading” may subject you to criminal or civil liability, in addition to disciplinary action by our Company.

10.

Protection and Proper Use of Company Assets

You are responsible to protect our Company’s assets and promote their efficient use.  Theft, carelessness and waste have a direct impact on the profitability of the Company.  Employees are obligated to protect the Company’s assets including proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights as well as business, marketing and service plans, engineering and marketing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information is a violation of Company policy and could also be illegal and result in civil or criminal penalties.

11.

Interpretations and Waivers of the Code of Ethics

If you are unsure whether a particular activity or relationship is improper under this Code or requires a waiver of this Code, you should disclose it to our Company’s Chief Executive Officer (or the Board of Directors if you are an executive officer or director), who will first make a determination whether a waiver of this Code is required and second, if required, whether a waiver will be granted.  You may be required to agree to conditions before a waiver or a continuing waiver is granted.  However, any waiver of this Code for an executive officer or director may only be made by the Company’s Board of Directors (or a committee to which the Board of Directors delegates this function) and will promptly be disclosed to the extent required by applicable law, rule (including any rule of any applicable stock exchange) or regulation.

12.

Reporting any Illegal or Unethical Behavior

Our Company wants to promote ethical behavior.  Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation.  Additionally, employees should promptly report violations of laws, rules and regulations of this Code to the Company’s Chief Executive Officer.  Any report or allegation of a violation of applicable laws, rules, regulations or this Code need not be signed and may be sent anonymously.  All reports of violations of this Code, including those sent anonymously will be promptly investigated and, if found to be accurate, acted upon in a timely manner.  If any report of wrongdoing relates to accounting or financial reporting matters, or relates to persons involved in the development or implementation of our Company’s system of internal controls, such report must be provided to the Company’s Chief Executive Officer (or the Board of Directors if you are an executive officer or director).  It is the Company's policy not to allow actual or threatened retaliation, harassment or discrimination due to reports of misconduct by others made in good faith by employees.  Employees are expected to cooperate in internal investigations of misconduct.

13.

Compliance Standards and Procedures

This Code is intended as a statement of basic principles and standards and does not include specific rules that apply to every situation. Its contents have to be viewed within the framework of our Company’s other policies, practices and instructions and requirements of law. This Code is in addition to other policies, practices or instructions of our Company that must be observed. Moreover, the absence of a specific corporate policy, practice or instruction covering a particular situation does not relieve you of the responsibility for exercising the highest ethical standards applicable to the circumstances.

In some situations, it is difficult to know right from wrong. Because this Code does not anticipate every situation that will arise, it is important that each of you approach a new question or problem in a deliberate fashion:

(a)

Determine if you know all the facts.

(b)

Identify exactly what it is that concerns you.

(c)

Discuss the problem with a supervisor or, if you are a director or an executive officer, the Company’s Board of Directors.

(d)

Seek help from other resources such as other management personnel or our Chief Executive Officer.

(e)

Seek guidance before taking any action that you believe may be unethical or dishonest.

You will be governed by the following compliance standards:

▪

You are personally responsible for your own conduct and for complying with all provisions of this Code and for properly reporting known or suspected violations;

▪

If you are a supervisor, manager, director or officer, you must use your best efforts to ensure that employees understand and comply with this Code;

▪

No one has the authority or right to order, request or even influence you to violate this Code or the law.  A request or order from another person will not be an excuse for your violation of this Code;

▪

Any attempt by you to induce a director, officer or employee of our Company to violate this Code, whether successful or not, is itself a violation of this Code and may be a violation of law;

▪

Any retaliation or threat of retaliation against any director, officer or employee of our Company for refusing to violate this Code, or for reporting in good faith the violation or suspected violation of this Code, is itself a violation of this Code and our Company's Business Conduct Policy and may be a violation of law; and

▪

Our Company expects that every reported violation of this Code will be investigated.

Violation of any of the standards contained in this Code, or in any other policy, practice or instruction of our Company, can result in disciplinary actions, including dismissal and civil or criminal action against the violator. This Code should not be construed as a contract of employment and does not change any person’s status as an at-will employee.

This Code is for the benefit of our Company, and no other person is entitled to enforce this Code. This Code does not, and should not be construed to, create any private cause of action or remedy in any other person for a violation of this Code.

The names, addresses, telephone numbers, facsimile numbers and e-mail addresses of the Chief Executive Officer and our Board of Directors are set forth below:

Paul Roman Chairman and Chief Executive Officer 500 Bi-County Blvd., Ste 400 Farmingdale, NY 11735 (631) 694-1111 (Tel) (631) 694-8493 (Fax) paul.roman@cpfoods.com	Board of Directors of Dinewise, Inc. 500 Bi-County Blvd., Ste 400 Farmingdale, NY 11735 Attention: Thomas McNeill (631) 694-1111 (Tel) (631) 694-8493 (Fax) tom.mcneill@cpfoods.com

Adopted by Resolution of the Board of Directors

March 23, 2007

STATEMENT OF ACKNOWLEDGMENT

You are being furnished two copies of this Code of Ethics. To confirm that you have read and understand it, please sign one copy below and return it to the Chief Executive Officer.

I have read and I understand and I will observe the requirements of this Code of Ethics of Dinewise Inc.

Name: ______________________________
Print Above
Signature: ___________________________
Date: _______________________________

Business Address: